 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Akers Biosciences, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

00973E102
(CUSIP Number)

December 31, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 00973E102

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,953,006*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,953,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,953,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2% *
12	TYPE OF REPORTING PERSON

PN

*Excludes 2,500,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 4.99% of the number of shares of common stock outstanding. This filing also amends the Schedule 13G, filed with the Securities and Exchange Commission on January 2, 2018, to correct the ownership total reflected therein from 2,500,000 shares to 1,953,006 shares of common stock.

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CUSIP NO. 00973E102

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,953,006*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,953,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,953,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2% *
12	TYPE OF REPORTING PERSON

OO

*Excludes 2,500,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 4.99% of the number of shares of common stock outstanding. This filing also amends the Schedule 13G, filed with the Securities and Exchange Commission on January 2, 2018, to correct the ownership total reflected therein from 2,500,000 shares to 1,953,006 shares of common stock.

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CUSIP NO. 00973E102

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		1,953,006*
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

1,953,006*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,953,006*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.2% *
12	TYPE OF REPORTING PERSON

IN

*Excludes 2,500,000 shares of Common Stock underlying certain warrants that are not exercisable due to the exercise limitation, which provides that the warrants may not be exercised if, after such exercise, the Reporting Persons would beneficially own more than 4.99% of the number of shares of common stock outstanding. This filing also amends the Schedule 13G, filed with the Securities and Exchange Commission on January 2, 2018, to correct the ownership total reflected therein from 2,500,000 shares to 1,953,006 shares of common stock.

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CUSIP NO. 00973E102

Item 1(a).	Name of Issuer:

Akers Biosciences, Inc., a New Jersey corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

201 Grove Road

Thorofare, NJ 08086

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: Delaware

Michael Bigger

159 Jennings Road, Suite 3000

Cold Spring Harbor, NY, 11724

Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, no par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

00973E102

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

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CUSIP NO. 00973E102

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

(a)	Amount beneficially owned:

As of the close of business on December 31, 2017, Bigger Capital owned 1,953,006 shares of Common Stock.

Bigger GP, as the general partner of Bigger Capital, may be deemed to beneficially own the 1,953,006 shares of Common Stock beneficially owned by Bigger Capital.

Mr. Bigger, as the managing member of Bigger GP, may be deemed to beneficially own the 1,953,006 shares of Common Stock beneficially owned by Bigger GP.

As of the close of business on December 31, 2017, Bigger Capital holds 2,500,000 warrants, exercisable for 2,500,000 shares of Common Stock (the “Warrants”). Such Warrants have an initial exercise price of $0.1875 per share, subject to adjustment pursuant to the terms of the Warrants. The Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Warrants. As of December 31, 2017, the exercise limitation described in the prior sentence prevents the exercise of the Warrants by Bigger Capital. Accordingly, in providing beneficial ownership described herein, the Reporting Persons have excluded the 2,500,000 shares of Common Stock underlying the Warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

(b)	Percent of class:

The following percentages are based on 31,420,552 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Prospectus filed with the Securities and Exchange Commission on December 20, 2017.

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CUSIP NO. 00973E102

As of the close of business on December 31, 2017, Bigger Capital beneficially owned approximately 6.2% of the outstanding shares of Common Stock, and each of Bigger GP and Mr. Bigger may be deemed to beneficially own approximately 6.2% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 2, 2018.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 00973E102

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2018

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
Managing Member
/s/ Michael Bigger
Michael Bigger

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